Filed by Trulia, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

CORPORATE PARTICIPANTS

Ian Lee Trulia, Inc. - IR

Pete Flint Trulia, Inc. - CEO

Sean Aggarwal Trulia, Inc. - CFO

PRESENTATION

Operator

I would now like to hand the call over to Mr. Ian Lee, Trulia Head of Investor Relations. Please proceed.

Ian Lee - Trulia, Inc. - IR

Thank you, operator. Good morning and welcome to Trulia’s conference call. Joining me today are Pete Flint, Trulia’s Chief Executive Officer, and Sean Aggarwal, Chief Financial Officer.

Before we start this call, I want to remind all of you that this presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance.

Forward-looking statements in this presentation include, but are not limited to, statements related to our proposed merger with Market Leader; our business and financial performance and expectations for future periods; our expectations regarding our continued focus on account strategy; our expectations regarding macro trends in the market; and our expectations for our products.

Expectations and beliefs regarding these matters may not materialize and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks include those set forth in the press release that we issued earlier today, as well as those more fully described in our filings with the Securities and Exchange Commission.

The forward-looking statements in this presentation are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements except as required by law.

We also remind you that the call will include a discussion of GAAP and non-GAAP financial measures. The non-GAAP financial measures are not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A discussion of why we present non-GAAP financial measures and reconciliation of the non-GAAP financial measures discussed in this call to the most directly comparable GAAP financial measures are included in Market Leader’s most recent earnings press release.

This conference call is also being webcast and is available through the Investor Relations section of Trulia’s website. Please note that we will only be delivering prepared remarks today and we will not be hosting Q&A.

Now I will turn the call over to Pete.

Pete Flint - Trulia, Inc. - CEO

Welcome and thank you for joining us this morning. Today we are excited to announce another significant step forward for Trulia with the acquisition of Market Leader, a leading provider of Software-as-a-Service or SaaS-based tools for real estate professionals. Together with Market Leader, we will be a growth provider to the real estate industry by creating the sector’s leading comprehensive platform for real estate professionals, allowing them to manage and grow their businesses more effectively than ever before.

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

Following the combination, we will become an even more integral and core part of the daily activities of real estate professionals. We will achieve this by working with franchisors and brokers to elevate their brand by offering an end-to-end platform that encompasses the entire agent workflow from generating and capturing initial lead through to the closing of the transaction. Ultimately, we will enable real estate professionals to market themselves more effectively to a large and rapidly growing consumer audience, close more deals, and capture more upside from the housing market recovery.

On the call today I will walk you through Market Leader’s business and the strategic rationale for the acquisition and provide you with an overview of how we anticipate our business will work together from an operational point of view. Sean will walk you through the expected pro forma financial impact.

We will be acquiring all outstanding shares of Market Leader for the implied price of $11.33 per share, or $350 million in aggregate, this represents an 18% premium to Market Leader’s closing price on May 7. Consideration for the deal will be $6 per share in cash and a fixed exchange ratio of 0.1553 Trulia shares for each Market Leader share.

The transaction is expected to close in the third quarter of this year and is subject to the approval of Market Leader’s shareholders and other customary closing conditions. Approval of Trulia’s shareholders is not required. Post transaction we expect and are excited to retain the entire management team, including CEO Ian Morris.

With today’s announcement, we are creating the leading comprehensive platform for the real estate industry. We are combining a leading marketplace for consumers and real estate professionals with Market Leader’s comprehensive suite of SaaS solutions. We like to think of this as an operating system for franchisors, brokers, and agents as the real estate industry is transformed by technology.

Together we will have industry-leading scale and a complementary set of products to offer our real estate professional customers. This will enhance our ability to generate — to penetrate our subscriber base even further and drive incremental opportunities to grow revenues.

Market Leader is like no other company in this industry. A leader in the real estate category, Market Leader provides the industry’s leading competitive suite of SaaS-based CRM and lead engagement solutions. Market Leader provides leading-edge productivity and daily workflow tools for franchisors, brokers, and agents, and helps agents engage with their leads and, ultimately, convert those leads into closings.

Market Leader has built deep channel relationships with several national franchisors including partnerships with Keller Williams, Century 21, and Better Homes & Gardens Real Estate, and with six of the country’s 10 largest brokers. Its software is used by more than 135,000 real estate professionals of which 23,000 subscribe to the Company’s premium solutions. Market Leader’s industry partnerships elevate the broker brands and help them attract and retain agents and grow market share.

Market Leader generated $45 million in revenue in 2012, which represented 32% annual growth rate. It is a publicly-traded company with approximately 285 employees and is headquartered in the Seattle area in Washington.

The reason we are so excited to do this deal is the fundamental platform that Market Leader provides for real estate professionals. In the same way that iOS or Android power your smartphone or tablet, Market Leader’s offerings collectively function as the operating system for franchisors, brokers, and agents.

Where Trulia has have digitized the consumer home search experience, Market Leader has brought online many of the core activities and processes that are central to the process — the business of a real estate professional. Market Leader’s SaaS offerings include websites, mobile and web rentals, analytics and insights, virtual tools, multichannel marketing, business reporting, and enterprise management. These tools help agents build online relationships with prospective homebuyers and sellers and that facilitate the management and cultivation of prospects.

By simplifying, organizing, and automating many of the paths required to follow up and communicate with potential clients, Market Leader enables agents to more effectively market their services, build a strong pipeline of business, generate leads, and close more deals. For instance, let’s consider an agent who wants to create exposure for herself to capture prospective homebuyers.

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

She uses Market Leader’s website product to create a personalized website and to develop an online presence. When she gets listings, she highlights them using virtual tours to give potential buyers a room-by-room view of homes she’s marketing. She reinforces this with a targeted email campaign to interest homebuyers and shoppers in the area.

The agent also has a subscription to Trulia’s Web-based marketing product and receives a phone call from an interested shopper who saw her contact information online. She uses Market Leader’s CRM system to maintain contact with the prospect and track their interest, and logs into the mobile CRM system to manage the lead while on the go. Over the following weeks, she takes advantage of Market Leader’s business reporting and analytics tools to focus on the leads from the most motivated and active consumers, and is able to hone in on a buyer and close a sale. The business reporting tools also help the broker she works for track her performance relative to her peers.

The ability to provide such a broad suite of services is unique in the real estate industry. The market for SaaS software tools in the real estate industry is extremely fragmented. A real estate professional looking for CRM, workflow, and productivity tools must typically deal with dozens of small providers, mainly with tools and systems that don’t collaborate well. It’s up to the franchisor, broker, or agent to cobble together them in many cases.

Market Leader is the leading provider in this space that aggregates all the relevant tools a real estate professional would need into a comprehensive and integrated solution. There is no other play in the sector which comes close.

As the real estate industry continues to be transformed by technology, we believe the advantages of Market Leader’s broad solution set will become even more evident. The completeness of Market Leader’s solutions promotes stickiness amongst users as Market Leader’s products become central to everything the agent does. The value grows and a switch into other systems becomes undesirable.

Market Leader’s compelling value proposition for agents is proven out by its ability to expand its customer base. Market Leader’s software is broadly used across the industry. In the first quarter of 2013 there were over 135,000 real estate professionals who had access to their software. The vast majority of these users are brought on by franchisor and broker partners. The number of professionals who subscribe to the Company’s premium solutions grew to approximately 23,000, an annual increase of 46%.

Market Leader has translated these attractive business metrics into strong financial performance. Over the past year the Company has demonstrated continued growth in the scalability of its model.

In Q4 of 2012, Market Leader had approximately $12 million of revenue, a year-over-year growth rate of 27%. In 2012 Market Leader’s revenue was $45 million, up 32% annually. For Q4 2012 Market Leader reported approximately $900,000 of adjusted EBITDA, an 8% margin.

For reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, please refer to Market Leader’s Q4 2012 earnings press release.

Let me turn now to the transaction and why we believe it is compelling for Trulia. As we discussed on our most recent earnings call, our M&A strategy centers around a few guiding principles — long-term strategic fit, meaningful size and scale, and the potential for tangible synergies.

We believe the combination is closely aligned with each of these principles. And we believe that now is the right time to do this transaction in order to accelerate our ability to capture the huge market opportunity in front of us, an opportunity featuring $24 billion in annual marketing spend and over 1 million agents.

I will spend the next few minutes talking about why the transaction fits strategically for Trulia and how we intend to make the strategic fit a reality from an operational standpoint. Sean will then discuss how the transaction gives us additional scale and the potential incremental revenue we expect to achieve.

First, strategic fit. As you know, Trulia possesses one of the leading real estate marketplaces in that category. We have consumer scale with over 31 million monthly unique visitors and we attract transaction-ready consumers, an audience that is highly prized by real estate professionals. Our innovative marketing solutions connect real estate professionals for this audience, ultimately, providing agents with an opportunity to generate leads.

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

Real estate professionals also need software solutions to help them turn those leads into closings and to grow their business. They require tools to engage with their pipeline of prospects and leads, run their logistics behind their marketing efforts, manage their daily workflow, and increase their productivity. Nobody currently does this better at scale than Market Leader.

Our acquisition of Market Leader establishes us as an industry leader by combining Trulia’s massive consumer audience with the leading comprehensive SaaS operating system in the real estate industry. This will allow real estate professionals to manage and grow their businesses more effectively than ever before. Together, we will possess the leading end-to-end platform in the real estate industry.

Our comprehensive offering will have tangible benefits for real estate professionals. They can continue to leverage Trulia’s innovative marketing solutions to engage with our transaction-ready audience, generate leads, and gain exposure for themselves. We are complementing this with Market Leader’s comprehensive operating system, including CRM and lead engagement tools.

Collectively, these will enable real estate professionals to increase their follow-up engagement and ROI on the leads they generate. Market Leader’s solutions will provide agents with more visibility on how their marketing spend drives sales, providing greater visibility into the value of each lead they receive. Overall, our combined end-to-end platform increases the value real estate professionals derive from the leads Trulia generates for them.

This transaction also allows the entire industry to capture more upside from the housing recovery and leverage technology, transforming the consumer/agent relationship by enabling them to attract, manage, and close more leads. Market Leader’s relationship with a large national franchisor is an excellent example of how this works in practice.

After using Market Leader’s software, agents surveyed at the franchisor were twice as productive as agents at other national franchises. Additionally, agents at the franchisor who upgraded and subscribed to a more comprehensive set of Market Leader’s paid services were able to close over four times the number of transactions when compared with agents who were using Market Leader’s basic products.

These results create significant business growth for the franchisor and provide insight into the efficacy of Market Leader’s product suite. Combining this with Trulia’s marketing solutions creates an even more powerful tool for agents, and for franchisors and brokers the combined entity provides them with access to an unparalleled suite of services.

Next, let me touch briefly on how we see our complementary assets coming together.

The real estate industry landscape is comprised of franchisors, brokers, and agents. Market Leader has extensive partnerships with many of the leading franchisors and brokerages, providing enterprise software to root leads, evaluate lead efficacy, manage agent performance, and track consumer trends. Market Leader has leveraged those relationships to offer additional premium services directly to agents.

Trulia’s focus has primarily been on developing products for agents and selling directly to them. Currently, Trulia has strong touchpoints with over 390,000 agents and brokers and almost 28,000 premium subscribers. The combination of our customer sets will create a platform that generates value for every part of the industry landscape and even more depth.

Together our comprehensive plan for when our brokers and franchisors accelerate the productivity of their agents, retain top performers, and recruit new agents while offering them this complete end-to-end solution and will be able to help agents drive more leads, generate more closings, and grow their business.

Together we can combine our engineering forces to deliver even more innovative products for real estate professionals. There is a vision in how our future product may appear. Once our product sets come together real estate professionals will be able to manage all their activities from one easy-to-use interface. Our combined product suite will be integrated to ensure a seamless experience for agents using our offerings to generate leads, market themselves, manage prospects, and organize their daily tasks.

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

Trulia and Market Leader will possess sizable sales forces after the transaction. In addition to Trulia’s more than 200 inside salespeople, Market Leader brings approximately 100 salespeople to the combined company. Our collective forces are well armed to drive productive growth.

We will be working to leverage both sales teams to capitalize on the end-to-end product suite we are now able to offer. There are significant cross-selling opportunities that we see ahead of us and we will be intently focused once the transaction is completed.

I will now pass the call to Sean to discuss more of the financial drivers for this transaction.

Sean Aggarwal - Trulia, Inc. - CFO

Thanks, Pete. In addition to the strong strategic and operational rationale for this deal, this combination will create a compelling pro forma financial profile and lead incremental revenue opportunities.

One of our fundamental guiding principles for M&A is the ability to make one plus one equal three. The combination with Market Leader offers meaningful opportunities to create incremental revenue, and we will achieve this incremental revenue in two areas. First, in cross-selling products.

We see significant opportunities to cross-sell our marketing solutions, CRM, and lead engagement products to our respective customer bases. This will drive customer penetration, which in turn will drive revenue growth.

Second, product integration. By integrating our products into one seamless platform, we will increase customer delight and loyalty and deepen engagement amongst real estate professionals. We estimate the incremental revenue opportunities to total approximately $15 million in year three. Given the natural fit of our respective assets and the clear roadmap to combining these assets, we are confident that this combination will create incremental shareholder value.

Another one of our guiding principles for M&A is to focus on businesses that are meaningful in size and bring considerable revenue and EBITDA to the table. Our proposed acquisition of Market Leader meets these criteria.

Our combined customer footprint is approximately 46,000 premium subscribers, up from 28,000 prior to the acquisition. This is now significantly larger than the next player in the industry. Our combined premium subscriber base number is based on an initial customer overlap analysis we have conducted. Based on this initial analysis, we estimate an overlap of approximately 20%.

From a top-line perspective, our combined 2012 revenues would have been over $110 million. Taken as a whole, Market Leader provides us with additional scale and positions us to strengthen our industry leadership.

I will pass it back to Pete for closing remarks.

Pete Flint - Trulia, Inc. - CEO

To summarize, we are extremely excited about this transaction. We believe Market Leader will complement the tremendous business we have built, adding to our scale, product set, and customer reach.

We are well-positioned to be the leader in our sector and to further penetrate the enormous market opportunity that lies before us. We look forward to keeping you updated on our progress as we bring the two companies together.

Thank you, operator. You may now close the call.

MAY 08, 2013 / 12:00PM, TRLA - Trulia Inc Conference Call to Discuss its Definitive Agreement to Acquire Market Leader, Inc

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect and have a good day.

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